Exhibit (a)(7)

>>> "Pierson Mary" <pierson@arinet.com> 11/04/03 10:57AM >>>

Just a reminder for those of you who are eligible to participate in the Stock Option Exchange Program.  All forms must be turned in to me by 11:00 PM CST on November 19, 2003.  If you have any questions, please contact me.

Mary L. Pierson

Human Resource Manager

ARI Network Services, Inc.